Certificate of Amendment to Articles of Incorporation
Tri-Mark MFG, Inc.


1.  Name of corporation:      Tri-Mark MFG, Inc.

2.  The articles have been amended as follows:

FOURTH. The corporation is authorized to issue one class of shares, designated as "Common Stock", and the total number of shares of Common Stock authorized to be issued is 25,000,000 with a par value of $0.001.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of the vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: UNANIMOUS

Dated:  November 1, 2007

/s/Barry Sytner
---------------
Barry Sytner, CEO